SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure: Life of Georgia purchase


EMBARGO: 07.30 Thursday 19 May 2005

JACKSON NATIONAL LIFE COMPLETES PURCHASE OF LIFE OF GEORGIA

Jackson National Life Insurance Company ("JNL"), an indirect wholly-owned subsidiary of Prudential plc, confirms today that it has completed the purchase of Life Insurance Company of Georgia ("LOG") from ING Groep, NV. Details of the purchase agreement were announced on 18 November 2004.

JNL paid GBP142 million in cash for the business, subject to any post-closing adjustments under the terms of the stock purchase agreement.

                             - ENDS -


Enquiries to:

Media                                    Investors/Analysts
Clare Staley            020 7548 3719    Marina Lee-Steere         020 7548 3511
Joanne Davidson         020 7548 3708

Jackson National Life
Tim Padot               +1 517 702 2425


Notes to Editors:

 1. As explained in the announcement of 18 November 2004, the purchase of LOG adds scale to JNL's operating platform and expands its agency distribution. As a result of the transaction, JNL has gained an additional 1.6 million life policies, which doubles the total number of life insurance and annuity policies in force.
 2. The net increase in the purchase price principally reflects excess capital remaining in the company since the initial transaction announcement partially offset by a lower price for the business resulting from the 2005 earnings retained by the seller.
 3. The purchase has been fully funded from JNL's internal resources and maintains JNL's capital base.


Jackson National Life

Jackson National Life Insurance Company, headquartered in Lansing, Michigan, is a leading life insurance company in the United States. With over $60 billion in assets (US GAAP), JNL is an industry leader in the areas of fixed, fixed indexed and variable annuities, and also sells life insurance and institutional products. The company markets its products in 49 states and the District of Columbia through independent insurance producers, financial institutions and broker-dealers. In addition, JNL's subsidiary, Jackson National Life Insurance Company of New York, similarly markets products in the state of New York.

As at December 31, 2004, JNL had $61.6 billion (US GAAP) in assets, $53.6 billion (US GAAP) in policy reserves and variable annuity liabilities, more than $3.5 billion (US GAAP) in total revenue, and $630.5 million (US GAAP) in net income.


Life Insurance Company of Georgia

Life Insurance Company of Georgia is headquartered in the United States in Atlanta, Georgia. LOG has long been a well-established life insurance company in Georgia, and currently operates in ten additional states in the southeastern United States - Alabama, Arkansas, Florida, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Virginia.

As at December 31, 2004, LOG had $1.9 billion in statutory assets, $1.6 billion in statutory policy reserves, $234.5 million in total statutory revenue, and $8.2 million in statutory net income.

*Jackson National Life Insurance Company is a wholly-owned indirect subsidiary of Prudential plc, a company incorporated and with its principal place of business in the United Kingdom. Prudential plc and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties (i) associated with the integration of LOG into JNL, and (ii) of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 May 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of  Group Media Relations